Exhibit 99.1

Ballard Fuel Cells to Power CP Hydrogen Locomotive Program

VANCOUVER, BC and CALGARY, AB, March 9, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) and Canadian Pacific (TSX: CP; NYSE: CP), announced today that CP will employ Ballard fuel cell modules for CP's pioneering Hydrogen Locomotive Program. The modules will provide a total of 1.2 megawatts of electricity to power the locomotive.

"With this purchase from Ballard, a leader in the hydrogen fuel cell industry, CP further demonstrates its commitment to developing the next generation of locomotive – one that produces zero emissions," said CP President and CEO Keith Creel. "How we power our trains matters to our customers, employees, shareholders and to the communities we operate in. This technology holds the possibility of eliminating emissions from freight train operations, which already represent the most efficient method of moving goods over land."

Through its Hydrogen Locomotive Program, CP will develop North America's first hydrogen-powered line-haul freight locomotive by retrofitting a formerly diesel-powered locomotive with Ballard hydrogen fuel cells. The fuel cells will work with battery technology to power the locomotive's electric traction motors. Once operational, CP will conduct rail service trials and qualification testing to evaluate the technology's readiness for the freight-rail sector.

Ballard plans to deliver six of its 200-kilowatt fuel cell modules to CP in 2021. Ballard will provide support to enable integration of the modules into the locomotive.

Randy MacEwen, Ballard President and CEO, noted, "We are excited to be working with CP, an industry leader in the North American rail sector. CP's Hydrogen Locomotive Program will develop North America's first hydrogen and fuel cell-powered line-haul freight locomotive. In addition to Ballard's work focused on powering commuter trains in Europe and urban trams in China, CP's Hydrogen Locomotive Program in North America underscores the strong fit for zero-emission fuel cells to power heavy- and medium-duty motive applications, including trains, for which it is otherwise difficult to abate emissions."

Note on forward-looking information
This news release contains certain forward-looking information and forward-looking statements (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information includes but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as "will", "anticipate", "believe", "expect", "plan", "should", "commit" or similar words suggesting future outcomes.

Ballard's forward-looking information reflects Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking information is based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

CP's forward-looking information is based on current expectations, estimates, projections and assumptions, having regard to the experiences of CP and its perceptions of historical and emerging trends, and includes, but is not limited to, expectations, estimates, projections and assumptions relating to: the fuel efficiency of railways; the ability of CP to implement certain initiatives; CP's ability to develop North America's first hydrogen-powered line-haul freight locomotive; the possibility of eliminating emissions from freight train operations; future investments in and the availability of carbon emissions-reduction tools and technologies; the impacts of existing and planned capital investments; North American and global economic growth; the performance of CP's assets and equipment; applicable laws, regulations and government policies; the availability and cost of labour on the timelines anticipated and with the capabilities required, as well as the availability and cost of services and infrastructure; the satisfaction by third parties of their obligations; the anticipated impacts of the novel strain of coronavirus (and the disease known as COVID-19); and capital investments by third parties.

Although Ballard and CP believe the expectations, estimates, projections and assumptions reflected in the forward-looking information presented in this news release are reasonable as of the date hereof, there can be no assurance that they will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

Readers should not place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied by forward-looking information. By its nature, Ballard's and CP's forward-looking information involves inherent risks and uncertainties that may cause actual results to be materially different from the forward-looking information, including but not limited to the following factors: general economic and regulatory changes; detrimental reliance on third parties; the ability of Ballard and CP to successfully achieve their business plans and achieve and sustain profitability; changes in business strategies; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; inflation; changes in laws, regulations and government policies; changes in taxes and tax rates; changes in fuel prices; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; currency and interest rate fluctuations; trade restrictions or other changes to international trade arrangements; climate change; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; and the pandemic created by the outbreak of the novel strain of coronavirus (and the disease known as COVID-19) and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains. For a detailed discussion of other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. For a detailed discussions of other risk factors that could affect CP's future performance, please refer to "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements" in CP's annual and interim reports on Form 10-K and 10-Q.

The forward-looking information contained in this news release is made as of the date hereof and Ballard and CP assume no obligation to update or release any revisions to this forward-looking information, other than as required under applicable laws.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

About Canadian Pacific
Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of CP. CP-IR

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For further information: Ballard Power Systems: Guy McAree, 604-412-7919, media@ballard.com, investors@ballard.com; CP contacts: Media: Andy Cummings, 612-554-0850, 24/7 media pager: alert_mediarelations@cpr.ca, Andy_cummings@cpr.ca; Investment Community: Chris De Bruyn, 403-319-3591, investor@cpr.ca

CO: Ballard Power Systems Inc.

CNW 16:30e 09-MAR-21